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Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-40088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 _____ AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penrod Financial Services, Ind DBA Penrod Financial Group

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

475 State Hwy 248, PO Box 220

(No. and Street)

Branson   MO   65615

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tamara L. Haslar   417-334-3455

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Patterson, CPA   Holt & Patterson, LLC   SEC

(Name – if individual, state last, first, middle name) Mail Processing

260 Chesterfield Industrial Blvd   Chesterfield   MO Section   63005

(Address)   (City)   (State) FEB 27 2020   (Zip Code)

CHECK ONE: Washington DC

☑ Certified Public Accountant   413

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Penrod _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penrod Financial Services, Ind DBA Penrod Financial Group _____ , as of December 31 _____ , 20 2019 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____ _____
Signature

President, Chief Compliance Officer
_____
Title

Tamara L. Haslar _____
Notary Public

TAMARA L. HASLAR
Notary Public - Notary Seal
State of Missouri
Commissioned for Christian County
My Commission Expires: March 27, 2023
Commission Number: 15497389

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENROD FINANCIAL SERVICES, INC
AUDITED FINANCIAL STATEMENTS
For The Year Ended
December 31, 2019

Table of Contents



HOLT & PATTERSON, LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Penrod Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Penrod Financial Services, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Penrod Financial Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Penrod Financial Services, Inc.'s management. Our responsibility is to express an opinion on Penrod Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Penrod Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information located on pages 10-13 has been subjected to audit procedures performed in conjunction with the audit of Penrod Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Penrod Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information located on pages 10-13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
We have served as Penrod Financial Services, Inc.'s auditor since 2009.
Chesterfield, MO
February 25, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101



HOLT &

PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Penrod Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Penrod Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Penrod Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Penrod Financial Services, Inc. stated that Penrod Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Penrod Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Penrod Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO
February 25, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

PENROD FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

	2019
ASSETS	
CURRENT ASSETS	
Cash	$ 15,649
Deposits with Clearing Organization	20,000
Accounts Receivable	35
Prepaid Expenses	2,661
TOTAL CURRENT ASSETS	38,345
TOTAL ASSETS	$ 38,345
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued Expenses and Commissions	$ 2,943
TOTAL CURRENT LIABILITIES	2,943
TOTAL LIABILITIES	2,943
STOCKHOLDERS'S EQUITY	
Common Stock, $1 par value, 30,000 shares authorized, 500 shares issued and outstanding	500
Additional Paid-in Capital	15,560
Retained Earnings	98,662
Distributions	(79,320)
TOTAL STOCKHOLDER'S EQUITY	35,402
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 38,345

PENROD FINANCIAL SERVICE INC
STATEMENT OF INCOME
For the Year Ended December 31, 2019

	2019	%
INCOME		
Commission and Fee Income	$ 234,653	99.93
Interest Income	155	0.07
TOTAL INCOME	234,808	100.00
OPERATING EXPENSES		
Advertising	-	-
Bank Charges	60	0.03
Clearing Charges and Exchange Fees	10,604	4.52
Commissions Paid to Outside Brokers	36,424	15.51
Dues and Subscriptions	3,279	1.40
Fidelity Bond	842	0.36
Insurance	1,777	0.76
Legal and Professional Fees	15,755	6.71
Meals and Entertainment	-	-
Travel & Meeting	920	0.39
Office Expense	12,396	5.28
Postage and Delivery	2,150	0.92
Printing	178	0.08
Regulatory Fees and Expenses	7,230	3.08
Rent Expense	10,716	4.56
Repairs	-	-
Salaries	41,073	17.49
Training and Professional Development	115	0.05
Utilities	8,921	3.80
Other Taxes	-	-
TOTAL OPERATING EXPENSES	152,440	64.92
NET INCOME (LOSS)	$ 82,368	35.08

PENROD FINANCIAL SERVICES INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
BALANCE, BEGINNING OF YEAR	$	500	$	15,560	$	16,294	$	32,354
Net Income		-		-		82,368		82,368
Less: Distributions to Stockholder		-		-		(79,320)		(79,320)
BALANCE, END OF YEAR	$	500	$	15,560	$	19,342	$	35,402

PENROD FINANCIAL SERVICES INC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

	2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 82,368
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Decrease (Increase) in Accounts Receivable	95
Decrease (Increase) in Prepaid Expenses	(610)
Increase (Decrease) in Accounts Payable	(802)
Total Adjustments	(1,317)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	81,051
CASH FLOWS FROM INVESTING ACTIVITIES:	
	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Stockholder	(79,320)
NET CASH USED IN FINANCING ACTIVITIES	(79,320)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,731
CASH AND CASH EQUIVALENTS, beginning of year	33,918
CASH AND CASH EQUIVALENTS, end of year	$ 35,649

PENROD FINANCIAL SERVICES, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Penrod Financial Services, Inc. (the Company) is a registered broker/dealer company. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The FINRA, which operates subject to Securities and Exchange oversight, is the largest non-government regulatory for all securities firms doing business in the United States. Penrod Agency, Inc is a licensed insurance agency for the purpose of offering variable insurance products in states where it is properly licensed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Net Cash and Cash Equivalents

At times during 2019 the Company's cash and cash equivalents could have exceeded the federally insured limits. The Company is at risk for amounts in excess of this limit. To date the Company has not incurred any losses on deposits in excess of federally insured limits.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivables

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted this standard to which there was no significant impact to its financial position, results of operation and related disclosures.

PENROD FINANCIAL SERVICES, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company implemented FASB Accounting Standards Codification 740-10. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses.

The Company assessed its federal and state tax positions. It was determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2019.

The federal and state income tax returns for the Corporation for 2016, 2017, 2018 and 2019 are subject o examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2019 was $-0-.

The Company has elected S corporation status for federal income tax and Missouri franchise tax reporting purposes. As an S corporation, substantially all income tax liability flows through to the shareholders with the exception of various state corporate level taxes. Accordingly, the financial statements do not include a provision for federal income taxes. Should the Company convert to a C corporation status for federal and state income tax purposes, deferred tax balances, as calculated on the date of the conversion, would be recorded as a reduction in shareholder's equity.

NOTE 2 – CASH AND SECURITIES SEGREGEATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 3 – RELATED PARTY TRANSACTIONS

The sole stockholder of Penrod Financial Services, Inc. is also the sole stockholder of Penrod Agency, Inc., dba Penrod Financial Group, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod Agency, Inc. for their pro rata share of overhead expenses, which includes rent, utilities, office supplies, phone, postage, cleaning, printing and other operating expenses. The allocation percentage used for the year ended December 31, 2019 was 94%.

At December 31, 2019, Penrod Financial Services, Inc. owed Penrod Agency, Inc. $2,663.

NOTE 4 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2019 totaled $0. Company did not incur any direct-response advertising cost during the year.

NOTE 5 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $32,556, which was $27,556 in excess of its required net capital of $5,000.

NOTE 6 –EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rules 15c3-3" are not applicable.

NOTE 7 – DATE OF MANAGEMENT'S REVIEW

In accordance with the Statement of Accounting Standards No. 165, *Subsequent Events,* the date through which subsequent events were evaluated was February 25, 2020, the date the Management Representation Letter was signed.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies to report for years ending December 31, 2019.

PENROD FINANCIAL SERVICES INC
STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2019

Required Payment Per SIPC Instructions $ 5

Schedule of Payments Made:

Date	Amount
January 21, 2020	$ 5

The above required payment represents the SIPC annual assessment for 2019. The liability reduces an overpayment related to the 2010 filing.

At this time, an Independent Accountants' Report on Applying Agreed-Upon Procedures has not been included in this audit. Gross receipts for 2019 did not exceed the $500,000 reporting limit.

PENROD FINANCIAL SERVICES INC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2019

NET CAPITAL COMPUTATION:

Stockholder's Equity	$	35,402
Deductions and/or charges		-
Total Stockholder's Equity Qualified for Net Capital		35,402
Less: Non-allowable Assets:		
Interest on Clearing		-
Commissions Receivable		-
Prepaid Expenses		2,661
Haircut on securities*		185
Subtotal		2,846
NET CAPITAL	$	32,556

*Haircuts are deductions from the net capital of certain percentages of the market
of securities and commodity futures contracts that are long and short in capital
and proprietary accounts of a broker-dealer and in the accounts of partners. These
deductions are solely for the purpose of computing net capital and are not entered
on the books.

There are no material differences between the Net Capital calculation compared
to the broker-dealer's unaudited Part II.

COMPUTATION OF CAPITAL REQUIREMENT
For the Year Ended December 31, 2019

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	196
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	27,556
Percentage of Aggregate Indebtedness to Net Capital		9.04%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	32,556
Net audit adjustments		-
	$	32,556

Penrod Financial Group

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

Penrod Financial Services, Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Penrod Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Penrod Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
- Penrod Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Penrod Financial Services, Inc has *met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2019 through December 31, 2019 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Donald R. Penrod
President, Chief Compliance Officer

Footnote: Penrod Financial Services also engages in application way business with no issues doing this type of business.

. 13

OUR LOGO: "BLACK AND WHITE" IS SYMBOLIC OF FORTHRIGHTNESS. THE DOUBLE LINE SIGNIFIES THE "BOTTOM LINE."
OUR CREDO: "SHOW ME IN BLACK AND WHITE. GIVE ME THE BOTTOM LINE."

574 State Hwy. 248, Suite 5 • P.O. Box 220 • Branson, MO 65615 • (417) 334-3455 • (800) 873-1902
Securities offered through Penrod Financial Services   Member FINRA/SIPC